Schedule 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wireless Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

97654B100
(CUSIP Number)

David A. Gillespie President and Chief Executive Officer 20283 State Road 7, Suite 40 Boca Raton, Florida 33498 (561) 807-6325
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 97654B100	Page ______ of ______ Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Aspen Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5)
	9	SOLE DISPOSITIVE POWER (See Item 5)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85%
14		TYPE OF REPORTING PERSON (See Instructions) 00

Item 1.     Security and Issuer.

(a)	TITLE AND CLASS OF SECURITY: Common stock, par value $0.001 per share (the “Common Stock”).

(b)	ISSUER: Wireless Holdings, Inc.
20283 State Road 7, Suite 40
Boca Raton, Florida 33498

Item 2.     Identity and Background.

(a)
This statement is being filed by The Aspen Trust (the “Trust”), for the purpose of reporting acquisitions of shares of Common Stock of the Issuer. Selma Rosen is the sole trustee of the trust and the mother of Lee S. Rosen.

(b)	The address of the Trust is 2000 South Ocean Blvd., Palm Beach, Florida 33480.

(c)
The Trust was established by Mr. Rosen, the Chairman of the Board of the Issuer, for estate planning purposes. Mr. Rosen is a private investor. Mr. Rosen is also the founder of H2Diesel, Inc., a Delaware corporation (“H2Diesel”).   Mr. Rosen became a director and officer of H2Diesel in March 2006. The Issuer and H2Diesel each are located at 20283 State Road 7, Suite 40, Boca Raton, Florida 33498. Mr. Rosen disclaims beneficial ownership of the shares owned by the Trust.

(d)	None of Mrs. Rosen or the Trust has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of Mrs. Rosen or the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she or it, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Trust is a trust organized under the laws of the State of Florida. Mrs. Rosen is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

The Trust obtained its shares of Common Stock (the “Shares”) pursuant to a reverse merger whereby the Trust received shares of the Issuer’s Common Stock based on its ownership of shares of H2Diesel common stock, par value $.0001 per share (“H2Diesel Common Stock”). The terms of the reverse merger are described in greater detail in Item 4 below.

The Trust purchased shares of H2Diesel Common Stock in a private offering conducted by H2Diesel, which is described in Item 4 below. The Trust used funds provided to the Trust for its purchase of H2Diesel Common Stock in the private offering.

Item 4.     Purpose of Transaction.

The Trust obtained 1,000,000 shares of Common Stock pursuant to a “reverse merger” transaction, completed by the Issuer on October 20, 2006, in which the Issuer caused its wholly-owned subsidiary to merge with and into H2Diesel, pursuant to which the Trust received shares of Common Stock based on its ownership of shares of H2Diesel Common Stock. H2Diesel is a recently formed development stage company that holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology to manufacture bio-fuel that is intended to be marketed as “bio-diesel” fuel or heating fuel or, alternatively, as a new class of bio-fuel or fuel additive.

As a result of the merger, H2Diesel became a wholly-owned subsidiary of the Issuer and H2Diesel’s former security holders acquired 93.6% of the outstanding shares of common stock of the Issuer. The reverse merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated as of October 17, 2006, which governed the reverse merger and which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 18, 2006, and is incorporated by reference. Shortly before the closing of the reverse merger, H2Diesel completed a private offering to accredited investors of 2,915,000 shares of H2Diesel Common Stock and received gross proceeds of $2,915,000 at the closing of the private offering, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of its common stock. In addition, in March 2006, H2Diesel sold shares in a private offering to certain accredited investors, including the 1,000,000 shares of H2Diesel Common Stock sold to the Trust.

As a result of these transactions, control of the Issuer passed to the former H2Diesel stockholders. In accordance with the Issuer’s by-laws for filling newly-created board vacancies, Joseph Hess, the Issuer’s existing director, expanded the board of directors to three directors and appointed Mr. Rosen, as a director to fill one of such vacancies and to serve as chairman of the board of directors of the Issuer effective at the closing of the merger. Upon closing of the merger, David A. Gillespie, the President and Chief Executive Officer of H2Diesel, replaced Mr. Hess as the President and Chief Executive Officer of the Issuer and Andrea Festuccia became the Chief Technology Officer of the Issuer. Mr. Gillespie also has been appointed as a director effective immediately upon the completion of our compliance with the provisions of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the rules promulgated thereunder. In connection with the merger, Mr. Hess resigned as a director, with his resignation to take effect only upon compliance by the Issuer with the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under that act.

Subsequently, Messrs. Rosen and Hess increased the size of the board of directors to four members and proposed that Phil E. Pearce serve as a director of the Issuer to fill such newly created board vacancy, to take effect upon compliance by the Issuer with the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under that act.

On May 5, 2006, H2Diesel entered into an employment agreement with Mr. Rosen, whereby Mr. Rosen was employed as the chairman of the board of directors for a term of three years, which is automatically extended for additional one-year terms unless notice of termination is given at least ninety days prior to the end of the term by either Mr. Rosen or H2Diesel.

The Issuer assumed this employment agreement in connection with the merger. Under Mr. Rosen’s the employment, he will devote a reasonable portion of his business time and efforts to the Issuer’s business.

Mr. Rosen’s employment agreement provides that he will initially receive a fixed base salary at an annual rate of $180,000 and customary employee benefits. His employment agreement provides that if the board of directors establishes an incentive compensation plan or a bonus plan, he will be eligible to participate in such incentive compensation plan and bonus plan. Mr. Rosen’s employment agreement requires him to adhere to the Issuer’s policy that (a) prohibits an executive from disclosing confidential information regarding the Issuer, and (b) confirms that all intellectual property developed by an executive and relating to the Issuer’s business constitutes the sole and exclusive property of the Issuer.

The employment agreement for Mr. Rosen provides that his employment may be terminated by the Issuer upon death, disability, for “cause,” and “without cause” and that he can resign from the Issuer with or without good reason or retire. Upon his death, his employment will automatically terminate and (i) any unvested equity compensation granted to him shall immediately vest and any vested options may be exercised on or before the earlier of (A) the expiration date of such options and (B) twelve months after his death (payments made under this subsection (i) are referred to as “Equity Compensation”); and (ii) his legal representatives shall receive (A) his compensation that is earned but unpaid and (B) any other amounts or benefits owing to him under an employee benefit plan, long term incentive plan or equity plan (payments made under this subsection (ii) are collectively referred to as, the “Accrued Amounts”). If Mr. Rosen’s employment is terminated without cause, because he is disabled or if he resigns for good reason, then he shall receive (i) his base salary for the time period that is remaining under his employment agreement or six months, whichever amount is less; (ii) his Equity Compensation; and (iii) his Accrued Amounts. If Mr. Rosen is terminated by the Issuer for “cause,” resigns without good reason or retires, then he shall receive the Accrued Amounts. Mr. Rosen’s employment agreement is filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on October 26, 2006, and is incorporated herein by reference.

In consideration of (i) Mr. Rosen’s increased duties as a result of the termination of H2Diesel’s Management Agreement with Xethanol Corporation, and (ii) Mr. Rosen’s successful negotiation of the amendment to H2Diesel’s Exclusive License Agreement, on September 15, 2006, H2Diesel granted to Mr. Rosen options exercisable for 1.5 million shares of H2Diesel’s common stock at an exercise price of $1.50 per share (the “Options”). These Options were assumed by the Issuer in connection with the merger. Mr. Rosen’s stock option agreement is filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on October 26, 2006, and is incorporated herein by reference.

H2Diesel agreed to register the Shares and the shares issuable upon exercise of the Options on the terms and conditions set forth in its Registration Rights Agreement dated October 17, 2006 (the “Registration Rights Agreement”). In connection with the merger, we assumed H2Diesel’s obligations under the Registration Rights Agreement. Under the Registration Rights Agreement, we are required to file a “resale” registration statement with the SEC covering a total of 11,241,250 shares of our common stock on or before November 20, 2006 (30 days after the closing of the merger).

We are obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until 12 months after the date of closing of the merger, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided we comply with our reporting obligations. We also expect to include on such registration statement an additional 5,571,500 shares issuable upon exercise of our outstanding warrants and options. We agreed to use our best efforts to have the “resale” registration statement declared effective by the SEC as soon as possible after the initial filing, but by no later than April 20, 2007 (180 days after the closing of the merger). We may be required to issue additional shares of common stock to parties to the Registration Rights Agreement, in an amount not to exceed 6.0% of the shares subject to the Registration Rights Agreement if we fail to meet certain registration rights obligations. The form of Registration Rights Agreement is filed as Exhibit 10.8 to our Current Report on Form 8-K as filed on October 26, 2006, and is incorporated herein by reference.

Except as described in the foregoing paragraphs, neither the Trust, the trustee of the Trust, nor Mr. Rosen has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a) Each of (i) the Trust, and (ii) Mrs. Rosen, the sole trustee of the Trust, is deemed to beneficially own the 1,000,000 shares of Common Stock owned by the Trust, representing 5.85% of the currently outstanding shares of Common Stock of the Issuer.

(b) Mrs. Rosen has sole voting power to vote and dispose of these 1,000,000 shares of Common Stock.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, neither the Trust, the trustee of the trust, nor Mr. Rosen has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

2.1
Agreement of Merger and Plan of Reorganization (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 18, 2006).

10.1	Employment Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 26, 2006).

10.2	Option Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 26, 2006).

10.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K as filed on October 26, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2006

THE ASPEN TRUST

By: /s/ Selma Rosen
Name: Selma Rosen
Title: Trustee